UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

2 Amal Street
Afek Industrial Park
Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 14, 2022, in accordance with the Articles of Association of Innoviz Technologies Ltd. (the “Company”), the Board of Directors of the Company appointed Oren Buskila as a member of the Company’s Board of Directors to fill the Class III Director vacancy.

Mr. Buskila is a Co-Founder of the Company and has served as its Chief R&D Officer since February 2019, prior to which he served as the VP R&D from 2016. Prior to co-founding the Company, Mr. Buskila served as a System Engineer and Product Manager at ConsumerPhysics Inc. and was responsible for its HW system design, as well as for managing the launch of its first consumer product and leading several development and design projects. Mr. Buskila served seven years in the elite technological unit of the Intelligence Corps of the IDF, where he served as a Project Manager, System Engineer and Hardware Engineer. Mr. Buskila holds a BSc in Physics, a BSc in Electrical Engineering, an MSc in Electro-optical Engineering and an MBA, all from Tel Aviv University, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: July 14, 2022	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer